Exhibit 99.1

405 S 8th Street #201, Boise, ID 83702

NEWS RELEASE

June 7, 2021

Perpetua Resources Announces Inclusion in the Russell 2000 Index

BOISE, ID – Perpetua Resources Corp. (Nasdaq: PPTA / TSX: PPTA) (“Perpetua Resources” or the “Company”) today announced that as part of the annual reconstitution of the Russell stock indexes, Perpetua Resources is expected to be included in the Russell 2000® Index and the broad-market Russell 3000® Index effective after the U.S. market opens on June 28, 2021.

“We are pleased to have earned our inclusion in the Russell 2000® Index, one of the most widely cited performance benchmarks for emerging U.S. companies,” said Laurel Sayer, President and CEO of Perpetua Resources. “This is an important milestone for Perpetua Resources after listing on the Nasdaq earlier this year increasing our exposure to a broader investment community as we progress our vision to be the only mined source of the critical mineral antimony in the U.S. and restore an abandoned brownfield site through the redevelopment of our low-cost gold project.”

Membership in the Russell 2000® Index means automatic inclusion in the broader Russell 3000® Index as well as in the appropriate growth and value style indexes. The Russell 3000® Index encompasses the 3,000 largest U.S.-traded stocks by objective, market-capitalization rankings, and style attributes. Membership in these indexes is updated annually and remains in place for one year.

The Russell U.S. Indexes are widely used by investment managers and institutional investors for index funds and as benchmarks for active investment strategies. Approximately US$10.6 trillion in assets are benchmarked against Russell U.S. Indexes. Russell U.S. Indexes are part of FTSE Russell, a leading global index provider.

For further information about Perpetua Resources Corp., please contact:

Jessica Largent

Vice President Investor Relations and Finance

jessica.largent@perpetuacorp.us

Info@perpetuacorp.us

Mckinsey Lyon

Vice President External Affairs

media@perpetua.us

Website: www.perpetuaresources.com

Responsible Mining. Critical Resources. Environmental Restoration.

About Perpetua Resources and the Stibnite Gold Project

Perpetua Resources, through its wholly owned subsidiaries, is focused on the exploration, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by the Stibnite Gold Project. The Project is one of the highest-grade, open pit gold deposits in the United States and is designed to apply a modern, responsible mining approach to restore an abandoned mine site and produce both gold and the only mined source of antimony in the United States. Antimony is a federally designated critical mineral for its use in the national defense, aerospace and technology sectors. In addition to the company’s commitments to transparency, accountability, environmental stewardship, safety and community engagement, Perpetua Resources adopted formal ESG commitments which can be found here.

Forward-Looking Information

Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, next steps and courses of action including the expected inclusion in the Russell 2000® Index and the benefits of such inclusion. In certain cases, Forward-Looking Information can be identified by the use of words and phrases or variations of such words and phrases or statements such as "expected", "opportunity" and "potential", in relation to certain actions, events or results "could", "may", "will", "would", be achieved. In preparing the Forward-Looking Information in this news release, Perpetua Resources has applied several material assumptions, including, but not limited to, assumptions that its corporate activities will proceed as expected; and that general business and economic conditions will not change in a materially adverse manner. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Perpetua Resources to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, changes in laws and regulations and changes in the application of standards pursuant to existing laws and regulations; risks related to dependence on key personnel; risks related to opposition to the Project; and the factors discussed in Perpetua Resources' public disclosure record. Although Perpetua Resources has attempted to identify important factors that could affect Perpetua Resources and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Perpetua Resources does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Responsible Mining. Critical Resources. Environmental Restoration.

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